Exhibit 99.1

Press release

WiLAN to Participate in IAM Magazine’s NPE 2015 Conference

OTTAWA, Canada – March 5, 2015 – WiLAN (TSX:WIN) (NASD:WILN) will participate in the NPE 2015 Conference being held on March 12, 2015 at the Convene Conference Center, Financial District, New York, NY.

The NPE 2015 Conference, being organized by the publishers of Intellectual Asset Management (“IAM”) magazine, will bring together the leading public and private NPEs, advisers, intermediaries, analysts and investors to discuss the key issues facing the market in which NPEs operate.

WiLAN’s President & CEO, Jim Skippen, will participate on a panel discussing Non-Practicing Entity (“NPE”) business models.  The panel is scheduled to begin at 2:15 PM ET.

IAM magazine is a unique publication which focuses on the many ways in which intellectual property can be used to create corporate value. For more information on IAM magazine and the NPE 2015 Conference, see http://www.iam-magazine.com.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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